

November 2, 2010

Mark Culhane
Executive Vice President and Chief Financial Officer
DemandTec, Inc.
One Franklin Parkway, Building 910
San Mateo, CA 94403

> **Re: DemandTec, Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2010**
> **Filed April 23, 2010**
> **File No. 001-33634**

Dear Mr. Culhane:

We have reviewed your letter dated October 12, 2010 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 21, 2010.

Notes to Consolidated Financial Statements

Note 1. Business Summary and Significant Accounting Policies

Marketable Securities, page 67

1.   We note that you do not appear to discuss your investment policy here or in MD&A. Please tell us whether the Company has a formal investment policy and if so, please consider providing expanded disclosures in future filings, either here or in MD&A, to provide readers with an understanding of your policy considering the significance of your investments.

Mark Culhane
DemandTec, Inc.
November 2, 2010
Page 2

Note 4. Balance Sheet Components, page 75

2.   We have reviewed your response to prior comment 4 and note that as of August 31, 2010, your marketable securities account for nearly half of your total assets. In view of the significance of your marketable securities to your assets, please tell us how you considered disclosing how you determine the fair values of these securities under critical accounting policies & estimates. In this regard, it appears that such disclosure would be meaningful to a reader's understanding of your impairment evaluation policy. Please refer to SEC Release 33-8350.

       You may contact David Edgar, Staff Accountant at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                        Sincerely,

                                        Patrick Gilmore
                                        Accounting Branch Chief